EXHIBIT 99.1

Student Transportation Inc. Announces Redemption of Outstanding 7.5% Convertible Subordinated Unsecured Debentures

BARRIE, Ontario, Oct. 3, 2012 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI") (TSX:STB) (TSX:STB.DB.A) announced today that it has exercised its right to redeem its 7.5% Convertible Subordinated Unsecured Debentures maturing on October 31, 2014 (the "Debentures") in accordance with the terms of the trust indenture dated as of October 26, 2009 between STI and Computershare Trust Company of Canada governing the Debentures. The redemption of the Debentures will be effective on November 2, 2012 (the "Redemption Date"). Upon redemption, STI will pay to the holders of Debentures the redemption price (the "Redemption Price") equal to the outstanding principal amount of the Debentures to be redeemed, together with all accrued and unpaid interest thereon up to but excluding the Redemption Date.

The aggregate principal amount of Debentures currently outstanding is Cdn $20,632,000. STI will draw funds from its existing revolving line of credit to pay the Redemption Price of those redeemed Debentures not yet converted at that time. The Debentures are listed for trading on the Toronto Stock Exchange under the trading symbol "STB.DB.A" and may be converted in accordance with their terms into common shares of STI until November 1, 2012.

"Our holders of these debentures have done well in our opinion with their investment. The company has an outstanding credit profile and an attractive dividend that are just some of the hallmarks of our eight year success as a public company. We have used debt wisely for growth," said STI Chairman and CEO Denis J Gallagher. "We have seen a considerable amount of activity in the conversion of these notes to common shares as more holders of the debentures appreciate the value in the shares from a dividend income and tax perspective. The redemption call provision of the notes outstanding allows note holders to either convert to common shares prior to the redemption date or receive cash for their debentures upon redemption. The current debt market is significantly lower in rates today and we will reduce our interest expense by calling these now with the availability in our senior credit facility." Gallagher added, "With approximately 15 percent growth built in year over year already for fiscal 2013, our focus this year as we stated on our recent analyst call is to reduce costs, lower our capital expenditures and maintain our great service which are all very attainable."

Non-registered holders (banks, brokerage firms or other financial institutions) who maintain their interests in the Debentures through CDS should contact their CDS customer service representative with any questions about the redemption. Beneficial holders with any questions about the redemption should contact their respective brokerage firm or financial institution, which holds interests in the Debentures through CDS on their behalf.

About

Founded in 1997, Student Transportation Inc. (STI) is North America's third-largest and most progressive provider of school bus transportation services, operating more than 9,000 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

The Student Transportation Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=10886

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: INVESTOR CONTACTS:

         Student Transportation Inc.
         Patrick J. Walker
         Chief Financial Officer & Executive Vice President

         Keith P. Engelbert
         Director of Investor Relations
         (843) 884-2720
         Email: invest@rideSTBus.com
         Website: www.rideSTBus.com